UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

EXP WORLD HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.00001 Par Value
(Title of Class of Securities)

30212W100
(CUSIP Number)

Glenn Sanford	Penny Sanford
Jason Gesing	336 36th Street
Eugene Frederick	Bellingham, WA 98225
2219 Rimland Drive, Suite 301	Tel: (360) 393-1853
Bellingham, WA 98226
Tel (360) 685-4206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Christopher J. Voss K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

Tel: (206) 370-7609

December 31, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Glenn D. Sanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		44,806,998 shares of common stock (1)
	8	SHARED VOTING POWER 267,676 shares of common stock(2)
	9	SOLE DISPOSITIVE POWER 44,806,998 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
267,676 shares of common stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,074,674 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 42,302,014 shares of common stock and stock options exercisable for an aggregate of 2,504,984 shares of our common stock.
(2)Shares held by other members of Glenn D. Sanford’s household.
(3)Based on 148,764,592 shares of common stock issued and outstanding as of December 31, 2021.

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Penny Sanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		27,884,043 shares of common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,884,043 shares of common stock
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,884,043 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 148,764,592 shares of common stock issued and outstanding as of December 31, 2021.

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Jason Gesing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		2,544,812 shares of common stock(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,544,812 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,544,812 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 2,182,312 shares of common stock and stock options exercisable for an aggregate of 362,500 shares of common stock.

(2) Based on 148,764,592 shares of common stock issued and outstanding as of December 31, 2021.

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eugene Frederick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5,257,624 shares of common stock (1)
	8	SHARED VOTING POWER 22,718 shares of common stock (2)
	9	SOLE DISPOSITIVE POWER 5,257,624 shares of common stock (1)
	10	SHARED DISPOSITIVE POWER
22,718 shares of common stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,280,342 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 5,257,564 shares of common stock and stock options exercisable for an aggregate of 60 shares of common stock.

(2) Shares held by other members of the Eugene Frederick’s household.

(3) Based on 148,764,592 shares of common stock issued and outstanding as of December 31, 2021.

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 11, 2017 as amended by that certain Amendment No. 1 to Schedule 13D filed on March 8, 2021 (“Amendment No. 1”), as further amended by that certain Amendment No. 2 to Schedule 13D filed on April 23, 2021 (“Amendment No. 2”), and as further amended by that certain Amendement No. 3 to Schedule 13D filed on August 24, 2021 (as amended, the “Schedule 13D”). This Amendment No. 4 is being filed to reflect subsequent acquisitions and dispositions of shares of Common Stock by Mr. Sanford, Mr. Gesing, Mr. Frederick, Ms. Sanford and their reported households, including dispositions pursuant to their respective 10b5-1 Sale Plans. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4.  Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

As of December 31, 2021, the Reporting Persons as a group are the beneficial owners of 80,783,871 shares of Common Stock. Such shares of Common Stock represent beneficial ownership of 54.3% of outstanding shares of Common Stock.

By virtue of the relationship described in Amendment No. 1, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Company beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(a)See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.
(b)Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in shares of Common Stock during the past 60 days.
(c)Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(d)Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2022	/s/ Glenn Sanford
Glenn Sanford

Dated: January 25, 2022	/s/ Penny Sanford
Penny Sanford

Dated: January 25, 2022	/s/ Jason Gesing
Jason Gesing

Dated: January 25, 2022	/s/ Eugene Frederick
Eugene Frederick

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

Transactions in Shares of Common Stock in the last 60 days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Glenn Sanford

Acquisition of Non-Derivative Securities	9,000	0.07	01/20/2022
Sale of Common Stock[1]	(4,298)	27.0189[2]	01/20/2022
Sale of Common Stock[3]	(4,702)	27.9024[4]	01/20/2022
Acquisition of Non-Derivative Securities	9,000	0.07	01/21/2022
Sale of Common Stock[5]	(4,272)	25.2872[6]	01/21/2022
Sale of Common Stock[7]	(4,728)	26.0775[8]	01/21/2022
Exercise of Derivative Securities	(9,000)	0.07	01/20/2022
Exercise of Derivative Securities	(9,000)	0.07	01/21/2022
Acquisition of Non-Derivative Securities	9,000	0.07	01/18/2022
Sale of Common Stock[9]	(6,982)	27.2161[10]	01/18/2022
Sale of Common Stock[11]	(2,018)	28.2085[12]	01/18/2022
Acquisition of Non-Derivative Securities	9,000	0.07	01/19/2022

1 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

2 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $26.54 to $27.53, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

3 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

4 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.54 to $28.32, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

5 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

6 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $24.82 to $25.81, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

7 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

8 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $25.83 to $26.45, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

9 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

10 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $26.74 to $27.67, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

11 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

12 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.88 to $28.62, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock[13]	(9,000)	26.9876[14]	01/19/2022
Exercise of Derivative Securities	(9,000)	0.07	01/18/2022
Exercise of Derivative Securities	(9,000)	0.07	01/19/2022
Acquisition of Non-Derivative Securities	9,000	0.07	01/13/2022
Sale of Common Stock[15]	(8,296)	29.70[16]	01/13/2022
Sale of Common Stock[17]	(704)	30.2526[18]	01/13/2022
Acquisition of Non-Derivative Securities	9,000	0.07	01/14/2022
Sale of Common Stock[19]	(8,800)	28.9555[20]	01/14/2022
Sale of Common Stock[21]	(200)	29.54[22]	01/14/2022
Exercise of Derivative Securities	(9,000)	0.07	01/13/2022
Exercise of Derivative Securities	(9,000)	0.07	01/14/2022
Acquisition of Non-Derivative Securities	9,000	0.07	01/11/2022
Sale of Common Stock[23]	(1,692)	28.3447[24]	01/11/2022
Sale of Common Stock[25]	(2,100)	29.3298[26]	01/11/2022
Sale of Common Stock[27]	(5,208)	30.3258[28]	01/11/2022

13 The sale was effected pursuant to a preexisitng Rule 10b5-1 trading plan adopted by the reporting person.

14 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $26.48 to $27.47, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

15 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

16 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.19 to $30.15, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

17 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

18 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $30.20 to $30.36, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

19 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

20 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.52 to $29.48, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

21 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

22 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.52 to $29.56, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

23 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

24 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.875 to $28.83, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

25 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

26 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.90 to $29.84, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

27 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

28 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.94 to $30.68, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Acquisition of Non-Derivative Securities	9,000	0.07	01/12/2022
Sale of Common Stock[29]	(8,434)	30.4966[30]	01/12/2022
Sale of Common Stock[31]	(566)	31.2176[32]	01/12/2022
Exercise of Derivative Securities	(9,000)	0.07	01/11/2022
Exercise of Derivative Securities	(9,000)	0.07	01/12/2022
Acquisition of Non-Derivative Securities	9,000	0.07	01/07/2022
Sale of Common Stock[33]	(7,628)	28.7626[34]	01/07/2022
Sale of Common Stock[35]	(1,372)	29.6125[36]	01/07/2022
Acquisition of Non-Derivative Securities	9,000	0.07	01/10/2022
Sale of Common Stock[37]	(7,414)	26.9351[38]	01/10/2022
Sale of Common Stock[39]	(1,586)	27.5814[40]	01/10/2022
Exercise of Derivative Securities	(9,000)	0.07	01/07/2022
Exercise of Derivative Securities	(9,000)	0.07	01/10/2022
Acquisition of Non-Derivative Securities	9,000	0.07	01/05/2022
Sale of Common Stock[41]	(3,168)	29.4405[42]	01/05/2022

29 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

30 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $30.12 to $31.06, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

31 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

32 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.12 to $31.31, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

33 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

34 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.30 to $29.28, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

35 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

36 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.30 to $30.075, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

37 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

38 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $26.45 to $27.38, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

39 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

40 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.46 to $27.81, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

41 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

42 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.06 to $30.04, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock[43]	(4,732)	30.6754[44]	01/05/2022
Sale of Common Stock[45]	(1,100)	31.31[46]	01/05/2022
Acquisition of Non-Derivative Securities	9,000	0.07	01/06/2022
Sale of Common Stock[47]	(3,274)	28.5818[48]	01/06/2022
Sale of Common Stock[49]	(5,726)	29.2702[50]	01/06/2022
Exercise of Derivative Securities	(9,000)	0.07	01/05/2022
Exercise of Derivative Securities	(9,000)	0.07	01/06/2022
Acquisition of Non-Derivative Securities	9,000	0.07	01/03/2022
Sale of Common Stock[51]	(8,400)	33.686[52]	01/03/2022
Sale of Common Stock[53]	(600)	34.3317[54]	01/03/2022
Acquisition of Non-Derivative Securities	9,000	0.07	01/04/2022
Sale of Common Stock[55]	(7,448)	31.6541[56]	01/04/2022
Sale of Common Stock[57]	(1,300)	32.7985[58]	01/04/2022

43 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

44 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $30.13 to $31.12, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

45 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

46 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.14 to $31.56, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

47 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

48 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.98 to $28.97, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

49 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

50 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.98 to $29.95, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

51 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

52 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.26 to $34.18, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

53 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

54 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.28 to $34.41, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

55 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

56 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.20 to $32.12, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

57 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

58 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.20 to $33.14, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock[59]	(252)	33.4427[60]	01/04/2022
Exercise of Derivative Securities	(9,000)	0.07	01/03/2022
Exercise of Derivative Securities	(9,000)	0.07	01/04/2022
Acquisition of Non-Derivative Securities	9,000	0.07	12/30/2021
Sale of Common Stock[61]	(986)	34.0118[62]	12/30/2021
Sale of Common Stock[63]	(8,014)	34.8635[64]	12/30/2021
Acquisition of Non-Derivative Securities	9,000	0.07	12/31/2021
Sale of Common Stock[65]	(6,369)	33.9716[66]	12/31/2021
Sale of Common Stock[67]	(2,531)	35.0722[68]	12/31/2021
Sale of Common Stock[69]	(100)	35.7[70]	12/31/2021
Exercise of Derivative Securities	(9,000)	0.07	12/30/2021
Exercise of Derivative Securities	(9,000)	0.07	12/31/2021
Acquisition of Non-Derivative Securities	9,000	0.07	12/27/2021
Sale of Common Stock[71]	(8,549)	35.8301[72]	12/27/2021
Sale of Common Stock[73]	(451)	36.4163[74]	12/27/2021

59 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

60 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.20 to $33.64, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

61 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

62 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.32 to $34.29, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

63 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

64 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.32 to $35.27, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

65 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

66 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.60 to $34.57, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

67 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

68 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.60 to $35.52, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

69 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

70 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.32 to $34.29, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

71 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

72 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.32 to $36.29, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

73 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

74 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $36.34 to $36.47, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Acquisition of Non-Derivative Securities	9,000	0.07	12/28/2021
Sale of Common Stock[75]	(6,545)	34.5523[76]	12/28/2021
Sale of Common Stock[77]	(2,455)	35.6062[78]	12/28/2021
Acquisition of Non-Derivative Securities	9,000	0.07	12/29/2021
Sale of Common Stock[79]	(9,000)	33.5539[80]	12/29/2021
Exercise of Derivative Securities	(9,000)	0.07	12/27/2021
Exercise of Derivative Securities	(9,000)	0.07	12/28/2021
Exercise of Derivative Securities	(9,000)	0.07	12/29/2021
Acquisition of Non-Derivative Securities	9,000	0.07	12/22/2021
Sale of Common Stock[81]	(9,000)	35.6778[82]	12/22/2021
Acquisition of Non-Derivative Securities	9,000	0.07	12/23/2021
Sale of Common Stock[83]	(3,195)	35.5541[84]	12/23/2021
Sale of Common Stock[85]	(5,805)	36.2668[86]	12/23/2021
Exercise of Derivative Securities	(9,000)	0.07	12/22/2021
Exercise of Derivative Securities	(9,000)	0.07	12/23/2021
Acquisition of Non-Derivative Securities	9,000	0.07	12/20/2021
Sale of Common Stock[87]	(7,019)	33.7632[88]	12/20/2021

75 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

76 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.32 to $36.29, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

77 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

78 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.32 to $36.29, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

79 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

80 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.21 to $34.14, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

81 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

82 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.115 to $36.07, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

83 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

84 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.93 to $35.92, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

85 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

86 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.93 to $36.62, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

87 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

88 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.32 to $34.31, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock[89]	(1,981)	34.5216[90]	12/20/2021
Acquisition of Non-Derivative Securities	9,000	0.07	12/21/2021
Sale of Common Stock[91]	(3,200)	34.638[92]	12/21/2021
Sale of Common Stock[93]	(5,800)	35.533[94]	12/21/2021
Exercise of Derivative Securities	(9,000)	0.07	12/20/2021
Exercise of Derivative Securities	(9,000)	0.07	12/21/2021
Acquisition of Non-Derivative Securities	9,000	0.07	12/16/2021
Sale of Common Stock[95]	(5,033)	33.6609[96]	12/16/2021
Sale of Common Stock[97]	(3,867)	34.4769[98]	12/16/2021
Sale of Common Stock[99]	(100)	35.26100	12/16/2021
Acquisition of Non-Derivative Securities	9,000	0.07	12/17/2021
Sale of Common Stock101	(1,425)	35.26102	12/17/2021
Sale of Common Stock103	(1,600)	35.26104	12/17/2021

89 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

90 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.30 to $34.80, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

91 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

92 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.11 to $35.06, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

93 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

94 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.11 to $35.94, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

95 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

96 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.18 to $34.09, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

97 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

98 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.18 to $35.12, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

99 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

100 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.32 to $33.30, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

101 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

102 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.43 to $34.42, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

103 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

104 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.44 to $35.35, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock105	(5,975)	35.26106	12/17/2021
Exercise of Derivative Securities	(9,000)	0.07	12/16/2021
Exercise of Derivative Securities	(9,000)	0.07	12/17/2021
Acquisition of Non-Derivative Securities	9,000	0.07	12/14/2021
Sale of Common Stock107	(5,314)	32.9106108	12/14/2021
Sale of Common Stock109	(3,686)	33.3927110	12/14/2021
Acquisition of Non-Derivative Securities	9,000	0.07	12/15/2021
Sale of Common Stock111	(4,671)	32.3904112	12/15/2021
Sale of Common Stock113	(1,650)	33.3245114	12/15/2021
Sale of Common Stock115	(2,679)	34.5366116	12/15/2021
Exercise of Derivative Securities	(9,000)	0.07	12/14/2021
Exercise of Derivative Securities	(9,000)	0.07	12/15/2021
Acquisition of Non-Derivative Securities	9,000	0.07	12/10/2021
Sale of Common Stock117	(7,900)	35.2573118	12/10/2021
Sale of Common Stock119	(1,100)	36.5441120	12/10/2021

105 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

106 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.20 to $33.19, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

107 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

108 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.20 to $33.19, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

109 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

110 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.20 to $33.85, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

111 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

112 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.01 to $32.94, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

113 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

114 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.01 to $33.99, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

115 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

116 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.25 to $34.67, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

117 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

118 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.84 to $35.82, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

119 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

120 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $36.00 to $36.91, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Acquisition of Non-Derivative Securities	9,000	0.07	12/13/2021
Sale of Common Stock121	(6,293)	33.3225122	12/13/2021
Sale of Common Stock123	(2,407)	34.3873124	12/13/2021
Sale of Common Stock125	(300)	35.0267126	12/13/2021
Exercise of Derivative Securities	(9,000)	0.07	12/10/2021
Exercise of Derivative Securities	(9,000)	0.07	12/14/2021
Sale of Common Stock127	(10,822)	37.2918128	12/07/2021
Sale of Common Stock129	(1,678)	37.7622130	12/07/2021
Sale of Common Stock131	(5,754)	35.6925132	11/30/2021
Sale of Common Stock133	(6,146)	36.7047134	11/30/2021
Sale of Common Stock135	(600)	37.2508136	11/30/2021

Penny Sanford

Disposition of Non-Derivative Securities	(60,607)	0.00	12/31/2021

121 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

122 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.94 to $33.91, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

123 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

124 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.95 to $34.81, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

125 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

126 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.00 to $35.05, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

127 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

128 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $36.66 to $37.65, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

129 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

130 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $37.66 to $37.91, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

131 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

132 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.14 to $36.13, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

133 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

134 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $36.15 to $37.14, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

135 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

136 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $37.15 to $37.34, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock137	(39,700)	26.9878138	01/19/2022
Sale of Common Stock139	(300)	27.5117140	01/19/2022
Sale of Common Stock141	(15,249)	34.7098142	1/21/2021
Sale of Common Stock143	(24,751)	35.5452144	12/21/2021

Jason Gesing

Sale of Common Stock145	(39,400)	26.8674146	01/10/2022
Sale of Common Stock147	(600)	27.47148	01/10/2022
Disposition of Non-Derivative Securities	(2,860)	0.00	12/30/2021
Acquisition of Non-Derivative Securities	25,000	0.08	12/13/2021
Exercise of Derivative Securities	(25,000)	0.08	12/13/2021
Sale of Common Stock149	(26,013)	35.2832150	12/10/2021
Sale of Common Stock151	(12,383)	36.5851152	12/10/2021

137 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

138 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $26.47 to $27.46, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

139 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

140 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.51 to $27.515, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

141 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

142 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.06 to $35.05, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

143 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

144 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.06 to $35.05, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

145 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

146 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $26.45 to $27.39, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

147 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

148 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.46 to $27.49, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

149 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

150 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.92 to $35.88, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

151 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

152 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.98 to $36.93, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock153	(1,604)	37.0416154	12/10/2021
Exercise of Derivative Securities155	(8)	0.00	11/30/2021

Eugene Frederick

Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program156/157	22	0.00	12/31/2021
Common Stock issued as Director Compensation158	60	0.00	12/31/2021
Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program159/160	48	0.00	11/30/2021
Common Stock issued as Director Compensation161	55	0.00	11/30/2021
Common Stock issued under the Issuer’s 2015 Agent Equity Program162	2	46.44	11/30/2021

153 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

154 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $37.03 to $37.05, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

155 Represents Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program. Each Restricted Stock Unit represents a contingent right to receive one share of the Issuer’s Common Stock and vests three years after the date of grant.

156 Includes unvested restricted stock units.

157 Represents Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program. Each Restricted Stock Unit represents a contingent right to receive one share of the Issuer’s Common Stock and vests three years after the date of grant.

158 These shares were issued to the reporting person as compensation for his services as a director.

159 Includes unvested restricted stock units.

160 Represents Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program. Each Restricted Stock Unit represents a contingent right to receive one share of the Issuer’s Common Stock and vests three years after the date of grant.

161 These shares were issued to the reporting person as compensation for his services as a director.

162 These shares were issued to the reporting person under the Issuer’s 2015 Agent Equity Program.